Form 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 2, 2005

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with

Rule 12g3-2(b):82-    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	November 2, 2005	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer

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1.               Media release—Westpac trading halt.  Westpac brings forward full year profit announcement

2.               Press Release—Year End Profit Announcement 2005

3.               2005 Final Ordinary Divident

4.               Westpac Announces A$700 million off-market share buy-back

5.               Appendix to buy-back announcement

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Media Release

2 November 2005

Westpac trading halt. Westpac brings forward full year profit announcement

Statement from Westpac Chief Financial Officer, Mr Phil Chronican:

As a result of two errors which may have inadvertently released information relating to Westpac’s full year profit result, we have today called a trading halt on Westpac stock. We have also taken the decision to bring forward our 2005 profit release to 4pm today.

It is our normal practice to update the market on prior period impacts of reporting changes that have occurred over the year through issuing a template release.

A template containing the prior period adjustments was late yesterday mistakenly sent to 37 analysts from 16 broking firms prior to finalisation and lodgement with the ASX.

Further, in the production of this template, financial information relating to the 2005 financial year was blanked out but the procedure was not fully effective in preventing access to 2005 data.

The template was immediately recalled from those who received it and the ASX and ASIC were notified.

While we had not seen any abnormal market trading we became aware late in the morning today that there was speculation about possible  information circulating in the market regarding Westpac’s financial results.

In line with our disclosure policies to keep the market fully informed, we requested a trading halt on Westpac ordinary shares and Westpac FIRsTS in Australia and New Zealand. We have also brought forward our results announcement to 4pm today.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 9226 3510

Mb: 0419 683 411

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1.	PRESS RELEASE	Year End Profit Announcement 2005

Westpac delivers another record profit with cash earnings up 12%

Westpac Banking Corporation today announced a record profit of $2,818 million, for the 12 months ended 30 September 2005, up 11%.  Cash earnings increased 12% to $2,874 million.

Westpac also announced today a final dividend of 51 cents fully franked and an off-market structured buy-back(1) of approximately $700 million.

Key features of the result include:

•             Cash earnings per share up 12% to $1.55;

•             Return on equity (cash basis) 21%;

•             Full year dividend $1.00, fully franked, up 16%;

•             Economic profit up 17% to $1,875 million; and

•             Expense to income ratio 47% down 260 basis points.

All comparisons with 2004 full year result.

Westpac Chief Executive Officer, David Morgan, said: “This is a strong performance which builds on the consistent high quality results of recent years. In what is a very competitive market we’ve had strong revenue growth of 10%, with all business units growing profitably.  The focus on our core markets of Australia, New Zealand and the Pacific has enabled us to deliver revenue and EPS growth at the upper end of the sector.

“At the same time we have remained disciplined on our pricing and risk taking, with margins declining only three basis points and asset quality improving again. This is a quality result that has not relied on one-offs nor compromises our future earnings growth momentum.

“Our substantial re-investment of $430 million a year in product and customer systems has laid the foundations for more aggressive growth. We have also increased the reach and capability of our distribution network through hiring more staff, longer trading hours and better systems to serve customers.  This not only delivers for our customers but adds additional building blocks for future growth.

“Our expense growth was held to just four per cent despite the ongoing investment program. Our cost to income ratio fell by more than two and a half percentage points to 47%.

“All business units are delivering solid results. However, some aspects of our Australian loan growth were disappointing, particularly in the first half. A number of initiatives have been introduced and these have assisted in restoring our growth momentum in the second half. A significant improvement was in Business and Consumer Banking, where lending growth in the second half was 10% annualised, almost double that of the first half.

“Business and Consumer Banking and BT Financial Group once again delivered double digit earnings growth and the core earnings performance of Westpac Institutional Bank and Westpac New Zealand has been strong. Our investment in BT has proved to be the winner we were always confident it would be,” Dr Morgan said.

(1)   The buy-back is not available to any person who is in the United States, Canada or Japan or any United States person or a resident of Canada or Japan.  In addition, American Depository Receipts and restricted shares may not be tendered into the buy-back.

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Key Business Unit results include:

•             Australian Business and Consumer Banking delivered a 15% lift in cash earnings compared to the 2004 full year result. BCB increased its revenue by 8%, underpinning 12% growth in core earnings. In the second half, housing and business lending volumes significantly improved. Total deposit growth was 11%, for the year, with Westpac’s new Max-i Direct product being highly successful in enhancing our deposit base;

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PRESS RELEASE	Year End Profit Announcement 2005

•             Westpac Institutional Bank (WIB) restored its position as the number one lead bank for Australian corporations and delivered cash earnings growth of 5% and an 11% increase in core earnings before bad debts. WIB made considerable gains in its transactional business and it is now also recognised by large corporates as number one for customer service. The Specialised Capital Group contributed over $100 million in revenue;

•             New Zealand retail banking and wealth management cash earnings were up 7% (in NZ$). Business lending was a stand-out with lending growth of 19%. Housing lending was up 13%, although this was offset by lower spreads due to the competitive market; and

•             BT Financial Group cash earnings were up an impressive 48%. Revenue grew by 23% while expense growth was held at 4%. The success of the Wrap and Corporate Super platforms continue to be impressive. Wrap currently has $20 billion in funds under administration, up from $6 billion when Westpac acquired BT three years ago.

“The high quality of this result has generated significant capital over the year. It not only allows us to pass on a 16% higher dividend to our shareholders, it also enables us to announce today a buy-back(1) of approximately $700 million of excess capital,” Dr Morgan said.

 “We have built a resilient enterprise that can consistently deliver high quality growth and returns to our shareholders. We are well placed to continue on our growth path in this region.

“We recognise the increasing challenges within the industry, particularly with the broad range of competitors that are now entrenched in this market, but believe we are more than equipped to meet them,” Dr Morgan said.

Outlook

In framing our outlook for the year ahead we continue to believe that the provision of specific earnings guidance is not appropriate. Further, the additional earnings volatility that will result from the introduction of IFRS makes specific guidance difficult.

However, the strength of the operating environment combined with the business being in good health provides confidence in Westpac’s outlook.

The consistency with which earnings growth and 20% plus returns on equity have been delivered over recent years now sets us up well in 2006.

The successful enhancing of the sustainability of the company over the last six years has also contributed to a strong platform for growth. This includes very strong employee commitment, increased customer satisfaction across all segments, and the leading position globally in the banking sector for sustainability.

In addition, the strengthening of our distribution network in 2005 provides a further source of future growth.

All of this gives us confidence that Westpac can continue to deliver strong outcomes for shareholders in the future.

(1)   The buy-back is not available to any person who is in the United States, Canada or Japan or any United States person or a resident of Canada or Japan.  In addition, American Depository Receipts and restricted shares may not be tendered into the buy-back.

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Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
Sydney NSW 2000 Australia
Telephone: (02) 9216 0390
Facsimile: (02) 9226 6288
elawler@westpac.com.au

2 November 2005

Company Announcements Platform

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY   NSW  2000

Dear Sir/Madam

Westpac Banking Corporation

2005 Final Ordinary Dividend—Payment Date and Record Date

The Board of Westpac Banking Corporation has determined to pay a final ordinary dividend for the year ended 30 September 2005 of 51 cents per fully paid ordinary share in Australian currency on 14 December 2005.

This dividend will be a dividend franked to the extent of 100%.

The dividend will be paid to all Westpac Banking Corporation shareholders who are registered on the share register as at the record date of 5.00 pm on 23 November 2005 (5.00 pm on 22 November 2005 in New York).

Yours sincerely

Emma Lawler

Head of Group Secretariat

NOT FOR DISTRIBUTION OR RELEASE INTO THE UNITED STATES, CANADA OR JAPAN

Media Release

2 November 2005

Westpac announces a $700 million off market share buy-back

Westpac Banking Corporation today announced that it would conduct an off-market buy-back tender for approximately $700 million of ordinary shares.

The buy-back will involve a tender process, under which eligible shareholders can tender their Westpac shares at discounts of between 8 per cent and 14 per cent inclusive (at 1 per cent increments) to the Market Price(1), or as a Final Price Tender(2).

(1)          The ‘Market Price’ means the volume weighted average price of Westpac ordinary shares sold on the ASX (excluding not-at-market trades) over the five trading days up to and including the closing date of the buy-back (as defined in the buy-back booklet).

(2)          A Final Price Tender is an offer to sell shares to Westpac at the buy-back price that is determined under the tender process.

The final buy-back price will be based on the largest discount in the tender range that enables Westpac to repurchase its targeted amount of capital. All tenders accepted will receive the same buy-back price.

Chief Financial Officer, Philip Chronican, said the buy-back continues Westpac’s practice of actively managing its capital base.

“The high quality financial results that we have announced today have contributed to a significant capital surplus, resulting in capital ratios above our target ranges.

“We have considered various ways to return this surplus capital to shareholders and have determined that an off-market buy-back is in the best interests of Westpac as a whole, as it offers benefits to both participating and non-participating shareholders,” Mr Chronican said.

The buy-back will address the cash earnings per share dilution resulting from an increasing share count.  Compared to an on-market buy-back, an off-market buy-back will enable a higher number of shares to be repurchased over a shorter period of time.

While the buy-back will result in a reduction of Westpac’s available franking credits, Westpac’s ability to continue to fully frank its dividends remains strong.

For Australian tax purposes, the portion of the buy-back price in excess of the $4.00 capital component will be treated as a fully franked deemed dividend.  As shares will only be bought back at a discount of at least 8% to the Market Price of Westpac shares, it is expected that shareholders who are not Australian residents for tax purposes will not choose to participate as they are likely to obtain a better outcome by selling their shares on-market. Shareholders in the USA, Canada and

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Japan are ineligible to participate in the buy-back.  In addition, Restricted Employee Shares and ADRs are not eligible to be tendered into the buy-back.

Full details of the buy-back will be provided in the buy-back tender booklet, which will be posted, together with a personalised tender form, to all eligible shareholders by 24 November 2005.

The buy-back tender period will open on Monday, 28 November and close at 9pm (Sydney time) on Friday, 16 December 2005.

Shareholders with a registered holding on 23 November 2005 will still receive the final dividend, even if they tender their shares into the buy-back.

TIMETABLE FOR BUY-BACK TENDER*

EVENT	DATE (2005)
Last day that shares can generally be acquired to be eligible for buy-back franking credits(1)	Thursday, 3 November
Shares quoted ex-entitlement to participate in the buy-back(2)	Tuesday, 8 November
Determination of shareholders entitled to participate in the buy-back (Record Date)	Monday, 14 November
Tender Period opens	Monday, 28 November
Tender Period closes 9pm (Sydney time)	Friday, 16 December
Expected announcement of the buy-back price and any scale back	Monday, 19 December
Dispatch/crediting of buy-back proceeds	Friday, 23 December

(1)          Shares purchased after Thursday, 3 November 2005, will generally not qualify for franking entitlements in the buy-back under the ATO’s 45-day rule. Any shares purchased on Friday, 4 November 2005 and Monday, 7 November 2005 will carry an entitlement to participate in the buy-back, but will not carry an entitlement to receive any franking credits and rebates attached to the dividend component of the buy-back price.

(2)          Westpac has obtained indicative confirmation from the ATO that shares purchased on an ex-entitlement basis on or after Tuesday, 8 November 2005 will not be included in the ‘last-in-first-out rule’ and will therefore not affect entitlements to franking credits on shares tendered into the buy-back.

*                 Dates are subject to change

Buy-back enquiries can be directed to the Westpac buy-back enquiry line on 1800 804 255 within Australia, 0800 002 727 within New Zealand or +612 8280 7070 if calling from outside Australia and New Zealand. Further information on the buy-back will also be available at www.westpac.com.au/investorcentre.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 9226 3510

Mb: 0419 683 411

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Other relevant information

•                  Consistent with Tax Determination TD 2004/22, the Tax Value is expected to be the volume weighted average price over the five trading days before announcement of the Buy-back, adjusted for the movement in the S&P/ASX 200 Banks Index from the announcement date to the close of trading on 16 December 2005, and further adjusted on an ex-dividend basis. If the S&P/ASX 200 Banks Index is not reflective of the movement in Westpac’s share price over the period, then Westpac may choose to approach the ATO and apply for a more appropriate adjustment index.

•                  For Australian capital gains tax purposes, the deemed capital proceeds that will be received on disposal of shares under the buy-back will be the $4.00 capital component plus an amount equal to the amount by which the Tax Value exceeds the buy-back price. Westpac does not intend to buy back shares at a price that exceeds the Tax Value.

•                  Westpac may vary the size of the buy-back depending on shareholder demand.

•                  If the total number of shares tendered as a Final Price Tender or at a discount greater than or equal to the final tender discount is greater than the number of shares Westpac determines to repurchase, tenders will be scaled back. The scale back policy is described in the buy-back tender booklet.

•                  Shareholders who participate in the buy-back should not be subject to broker fees.

•                  Shareholders who wish to sell all their shares through the buy-back may consider withdrawing from the Bank’s dividend reinvestment plan by 5pm on 23 November 2005 to avoid being left with a small parcel of shares after the buy-back.  This can be done by contacting Westpac’s share registrar, Link Market Services Limited, via the enquiry line numbers set out on the previous page.

Important notice

This buy-back is not available to persons in, and this document is not to be distributed into, the United States, Canada or Japan.  No offer is being made in the United States, Canada or Japan or to U.S. Persons (within the meaning of Regulation S under the Securities Act) or residents of Canada or Japan.

This release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it or  its distribution be relied on in connection with any contract in relation to securities. No indications of interest in the buy-back are sought by this press release, which relates to the Westpac off-market buy-back tender. Shareholders in the United States, Canada and Japan or who are, or who are acting for the account or benefit of, a U.S. Person  or a resident of Canada or Japan, ADR Holders and holders of restricted Westpac employee shares will not be eligible to participate in the off-market buy-back described in this press release. Buy-back documents, including the booklet describing the terms and conditions of the buy-back and tender forms, when issued, will not be distributed or sent into the United States, Canada or Japan.

Shares subject to restrictions under Westpac employee plans and American Depositary Receipts representing Westpac shares are not eligible to be tendered into the buy-back.

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Appendix 3C

Announcement of buy-back

Rule 3.8A

Appendix 3C

Announcement of buy-back
(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99.  Origin: Appendix 7B.  Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Westpac Banking Corporation	33 007 457 141

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Selective buy-back on equal access buy-back conditions (as modified)

2	+Class of shares which is the subject of the buy-back (eg, ordinary/preference)	Ordinary

3	Voting rights (eg, one for one)	One for one

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)	Fully paid

5	Number of shares in the +class on issue	1,868,753,406

6	Whether shareholder approval is required for buy-back	No

7	Reason for buy-back	To allow the Company to maintain an efficient capital structure

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	See announcement dated 2 November 2005. Further information will be provided in a buy-back booklet to be lodged with the ASX prior to dispatch to shareholders.

On-market buy-back

9	Name of broker who will act on the company’s behalf

10	Deleted 30/9/2001.

11	If the company intends to buy back a maximum number of shares—that number Note: This requires a figure to be included, not a percentage.

12	If the company intends to buy back shares within a period of time—that period of time; if the company intends that the buy-back be of unlimited duration—that intention

13	If the company intends to buy back shares if conditions are met—those conditions

Employee share scheme buy-back

14	Number of shares proposed to be bought back

15	Price to be offered for shares

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back

17	Number of shares proposed to be bought back

18	Price to be offered for shares

Equal access scheme

19	Percentage of shares proposed to be bought back

The percentage of shares to be bought back is not presently known and will depend on the final buy-back price and the amount determined by the Company. The Company is proposing to buy-back approximately $700 million worth of its shares, but this amount may be varied depending on demand.

20	Total number of shares proposed to be bought back if all offers are accepted

The percentage of shares to be bought back is not presently known and will depend on the final buy-back price and the amount determined by the Company. The Company is proposing to buy-back approximately $700 million worth of its shares but this amount may be varied depending on demand.

21	Price to be offered for shares	Price will be determined by a tender process resulting in a price which is at a discount of 8% to 14% to the Market Price (as defined in the booklet).

22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	14 November 2005

+ See chapter 19 for defined terms.

Compliance statement

1.                                       The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                      There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date:
(Director/Company secretary)

Print name: